Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 5, 2020 relating to the

Preliminary Prospectus Supplement dated November 5, 2020

to Prospectus dated April 25, 2019

Registration Statement No. 333-231027

Pricing Term Sheet

$500,000,000 0.750% Senior Notes due 2025

$500,000,000 1.150% Senior Notes due 2028

$1,000,000,000 1.500% Senior Notes due 2031

$500,000,000 2.500% Senior Notes due 2050

Issuer:	Waste Management, Inc.
Guarantor:	Waste Management Holdings, Inc.
Ratings:*	Moody’s: Baa1 S&P: A- Fitch: BBB+
Trade Date:	November 5, 2020
Settlement Date:**	T+7; November 17, 2020
Principal Amount:	2025 Notes: $500,000,000 2028 Notes: $500,000,000 2031 Notes: $1,000,000,000 2050 Notes: $500,000,000
Maturity Date:	2025 Notes: November 15, 2025 2028 Notes: March 15, 2028 2031 Notes: March 15, 2031 2050 Notes: November 15, 2050
Coupon:	2025 Notes: 0.750% 2028 Notes: 1.150% 2031 Notes: 1.500% 2050 Notes: 2.500%
Benchmark Treasury:	2025 Notes: 0.250% due October 31, 2025 2028 Notes: 0.500% due October 31, 2027 2031 Notes: 0.625% due August 15, 2030 2050 Notes: 1.250% due May 15, 2050
Benchmark Treasury Price and Yield:	2025 Notes: 99-18+ / 0.335% 2028 Notes: 99-19 / 0.559% 2031 Notes: 98-19 / 0.775% 2050 Notes: 92-31 / 1.548%

Spread to Benchmark Treasury:	2025 Notes: +45 basis points 2028 Notes: +60 basis points 2031 Notes: +75 basis points 2050 Notes: +100 basis points
Yield to Maturity:	2025 Notes: 0.785% 2028 Notes: 1.159% 2031 Notes: 1.525% 2050 Notes: 2.548%
Price to Public:	2025 Notes: 99.829% of face amount 2028 Notes: 99.937% of face amount 2031 Notes: 99.763% of face amount 2050 Notes: 98.998% of face amount
Net Proceeds (before expenses):	$2.479 billion
Interest Payment Dates:

2025 Notes: Semi-annually on May 15 and November 15, commencing on May 15, 2021

2028 Notes: Semi-annually on March 15 and September 15, commencing on March 15, 2021

2031 Notes: Semi-annually on March 15 and September 15, commencing on March 15, 2021

2050 Notes: Semi-annually on May 15 and November 15, commencing on May 15, 2021

Optional Redemption:

The 2025 Notes are redeemable at any time prior to October 15, 2025 (one month prior to the maturity date), in whole or from time to time in part, at the option of the Company, at a make whole redemption price using the applicable Treasury rate plus 7.5 basis points (as defined and described in further detail in the Preliminary Prospectus Supplement). The 2025 Notes are redeemable on or after October 15, 2025 (one month prior to the maturity date), in whole or from time to time in part, at the option of the Company, at par.

The 2028 Notes are redeemable at any time prior to January 15, 2028 (two months prior to the maturity date), in whole or from time to time in part, at the option of the Company, at a make whole redemption price using the applicable Treasury rate plus 10 basis points (as defined and described in further detail in the Preliminary Prospectus Supplement). The 2028 Notes are redeemable on or after January 15, 2028 (two months prior to the maturity date), in whole or from time to time in part, at the option of the Company, at par.

The 2031 Notes are redeemable at any time prior to December 15, 2030 (three months prior to the maturity date), in whole or from time to time in part, at the option of the Company, at a make whole redemption price using the applicable Treasury rate plus 12.5 basis points (as defined and described in further detail in the Preliminary Prospectus Supplement). The 2031 Notes are redeemable on or after December 15, 2030 (three months prior to the maturity date), in whole or from time to time in part, at the option of the Company, at par.

The 2050 Notes are redeemable at any time prior to May 15, 2050 (six months prior to the maturity date), in whole or from time to time in part, at the option of the Company, at a make whole redemption price using the applicable Treasury rate plus 15 basis points (as defined and described in further detail in the Preliminary Prospectus Supplement). The 2050 Notes are redeemable on or after May 15, 2050 (six months prior to the maturity date), in whole or from time to time in part, at the option of the Company, at par.

CUSIP/ISIN:	2025 Notes: 94106L BL2 / US94106LBL27 2028 Notes: 94106L BN8 / US94106LBN82 2031 Notes: 94106L BP3 / US94106LBP31 2050 Notes: 94106L BM0 / US94106LBM00
Joint Book-Running Managers:

Barclays Capital Inc.

Mizuho Securities USA LLC

BofA Securities, Inc.

J.P. Morgan Securities LLC

Scotia Capital (USA) Inc.

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

MUFG Securities Americas Inc.

SMBC Nikko Securities America, Inc.

U.S. Bancorp Investments, Inc.

Co-Managers:	Academy Securities, Inc. Loop Capital Markets LLC MFR Securities, Inc. Mischler Financial Group, Inc. Siebert Williams Shank & Co., LLC Stern Brothers & Co.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review or withdrawal at any time.

** The issuer expects delivery of the notes will be made against payment therefor on or about November 17, 2020, which is the seventh business day following the date of pricing of the notes (such settlement being referred to as “T+7”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes or the next succeeding four business days will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

MiFID II professionals/ECPs-only/No PRIIPs KID – in the European Economic Area (EEA), the manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in the EEA.

The information in this term sheet supplements the information provided in the preliminary prospectus supplement dated November 5, 2020. To the extent information in this term sheet conflicts with information in the preliminary prospectus supplement, this term sheet controls.

The issuer has filed a registration statement (including a prospectus) and prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: (1) Barclays Capital Inc. toll-free at (888) 603-5847; (2) Mizuho Securities USA LLC toll-free at (866) 271-7403; (3) BofA Securities, Inc. toll-free at (800) 294-1322; (4) J.P. Morgan Securities LLC collect at (212) 834-4533; or (5) Scotia Capital (USA) Inc. toll-free at (800) 372-3930.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.

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